UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Embark Technology, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29079J103

(CUSIP Number)

c/o Embark Technology, Inc.

424 Townsend Street

San Francisco, CA 94107

(415) 671-9628

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29079J103	13D	Page 1 of 6 pages

1		Names of Reporting Persons Brandon Moak
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 37,044,649
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 37,044,649
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 9.3%
14		Type of Reporting Person IN

CUSIP No. 29079J103	13D	Page 2 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Embark Technology, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 424 Townsend Street, San Francisco, CA 94107. Prior to the Business Combination (as defined below), the Issuer was known as Northern Genesis Acquisition Corp. II (“NGAB”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by Brandon Moak (the “Reporting Person”), a citizen of Canada. The business address of the Reporting Person is c/o Embark Technology, Inc., 424 Townsend Street, San Francisco, CA 94107. The Reporting Person’s present principal occupation is Chief Technology Officer, Co-Founder and Director of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), the Reporting Person received 37,044,649 shares of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”) that may be redeemed by the Reporting Person at any time for shares of Class A Common Stock on a one-to-one basis.

Item 4.	Purpose of Transaction.

Business Combination

On November 10, 2021 (the “Closing Date”), pursuant to an agreement and plan of merger, dated as of June 22, 2021 (the “Merger Agreement”), by and among NGAB, NGAB Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of NGAB (the “Merger Sub”) and Embark Trucks Inc. (“Embark Trucks”), Merger Sub merged with and into Embark Trucks with Embark Trucks being the surviving company in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of the Merger, the Issuer directly owns 100% of the outstanding common stock of Embark Trucks as the surviving company in the Merger and each share of common stock of Embark Trucks outstanding immediately prior to the effective time of the Business Combination was cancelled and extinguished and collectively converted into the right to receive shares of Class A Common Stock and/or Class B Common Stock, in accordance with the Merger Agreement, on a 1-to-2.98300687596923 basis. As a result of the Business Combination, the Reporting Person received 37,044,649 shares of Class B Common Stock.

CUSIP No. 29079J103	13D	Page 3 of 6 pages

Lock-Up

On the Closing Date, in connection with the closing of the Business Combination, the Issuer adopted a certificate of incorporation with a lock-up provision applicable to the Reporting Person. The provision provides that such individuals are restricted from transferring their shares of Class A Common Stock or Class B Common Stock received as consideration in the Business Combination, for a period of 180 days following the closing of the Business Combination (the “Transfer Restrictions”), subject to (i) an early lock-up release based on the price of the shares of Class A Common Stock, and (ii) an early lock-up release due to certain black-out dates with respect to trading when the lock-up period should otherwise be terminated ..

Registration Rights Agreement

In connection with the consummation of the business combination, the Issuer entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) among Embark Technology, Northern Genesis Sponsor II LLC, a Delaware limited liability company (the “Sponsor”), and certain former Embark Trucks stockholders (such stockholders, together with their respective Permitted Transferees (as defined in the Registration Rights Agreement), the “Embark Trucks Holders”), including Brandon Moak and Brandon Moak Living Trust. The Registration Rights Agreement, subject to the terms thereof, requires Embark Technology to, among other things, file a resale shelf registration statement on behalf of the Sponsor and the Embark Trucks Holders and their respective permitted transferees within thirty (30) calendar days following the Closing Date. The Registration Rights Agreement also provides for certain demand rights and piggyback registration rights in favor of each of the Sponsor and the Embark Trucks Holders and their respective permitted transferees, subject to customary underwriter cutbacks. The Issuer will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

CUSIP No. 29079J103	13D	Page 4 of 6 pages

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 37,044,649
•	Percent of Class: 9.3%
•	Number of shares the Reporting Person has:

o	Sole power to vote or direct the vote: 0
o	Shared power to vote: 0
o	Sole power to dispose or direct the disposition of: 37,044,649
o	Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of 37,044,649 shares of Class B Common Stock held of record by the Reporting Person’s grantor retained annuity trust, over which the Reporting Person serves as trustee.

The above percentage is based on (i) 362,474,085 shares of Class A Common Stock outstanding following completion of the Business Combination and (ii) assumes the conversion of 37,044,649 shares of Class B Common Stock into Class A Common Stock on a one-for-one basis.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 29079J103	13D	Page 5 of 6 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The proxy voting agreement between the Reporting Person and Alex Rodrigues, dated November 10, 2021 (the “Proxy Voting Agreement”), provides Mr. Rodrigues with a proxy to vote all Class B Common Stock held beneficially by the Reporting Person in accordance with Mr. Rodrigues’ sole discretion, on all matters submitted to a vote of stockholders of the Issuer at an annual or special meeting of stockholders or through the solicitation of a written consent of stockholders (whether of any individual class of stock or of multiple classes of stock voting together) other than with respect to certain excepted matters as provided in the Proxy Voting Agreement, as long as the agreement is in effect and Mr. Rodrigues has a higher number of Class B Common Stock shares than the Reporting Person. The Proxy Voting Agreement gives the Reporting Person reciprocal voting rights, in case the agreement is in effect and the Reporting Person owns a higher number of Class B Common Stock shares than Mr. Rodrigues. Mr. Rodrigues beneficially owns 50,034,332 Class B Common Stock shares, which are convertible into Class A Common Stock on a one-for-one basis.

Item 7.	Materials to be Filed as Exhibits

1.	Registration Rights Agreement, dated November 10, 2021, by and among Embark Technology, Inc., Northern Genesis Sponsor II LLC, and certain former stockholders of Embark Trucks Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Embark Technology, Inc. filed on November 17, 2021).

2.	Proxy Voting Agreement, dated November 10, 2021 (incorporated by reference to Exhibit 10.21 to the Current Report on Form 8-K of Embark Technology, Inc. filed on November 17, 2021).

CUSIP No. 29079J103	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2021

By:	/s/Siddhartha Venkatesan, Attorney-in-Fact for Brandon Moak